CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ONFOLIO HOLDINGS INC.

Onfolio Holdings Inc., (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on July 20, 2020, as amended and restated on December 6, 2021 (the "**Certificate of Incorporation**").

2. Article 4 of the Certificate of Incorporation is hereby amended and restated by deleting the first sentence of the first paragraph in its entirety and replacing it with the following two paragraphs:

> 4. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 55,000,000 shares, consisting of (i) 50,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"), of which 1,000,000 shares of Preferred Stock has been designated by the Board of Directors of the Corporation (the "**Board**") as series A Preferred Stock (the "**Series A Preferred Stock**").
>
> Upon the filing and effectiveness (the "**Effective Time**") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each 4.7619 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "**Reverse Stock Split**"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) $1.25 (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. For purposes of clarity, after the Reverse Stock Split, the total number of shares of all classes of stock that the Corporation shall have authority to issue shall be 55,000,000 shares, consisting of (i) 50,000,000 shares of Common Stock,

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:25 PM 08/11/2022
FILED 12:25 PM 08/11/2022
SR 20223238430 - File Number 3271708

and (ii) 5,000,000 shares of Preferred Stock, of which 1,000,000 shares of Preferred Stock shall be designated by the Board as Series A Preferred Stock.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Dominic Wells, its Chief Executive Officer, this 10th day of August, 2022.

By: [signature]

Dominic Wells,
Chief Executive Officer